AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 1998
                                                      REGISTRATION NO. 333-47937

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ---------------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-6

                       ---------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                       ---------------------------------

A. EXACT NAME OF TRUST:


                       EQUITY INVESTOR FUND SELECT SERIES
            STANDARD & POOR'S INDUSTRY TURNAROUND PORTFOLIO SERIES 2
                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

                     MERRILL LYNCH, PIERCE, FENNER & SMITH
                                  INCORPORATED
                              DEFINED ASSET FUNDS
                                 P.O. BOX 9051
                            PRINCETON, NJ 08543-9051


PAINEWEBBER INCORPORATED     SMITH BARNEY INC.    DEAN WITTER REYNOLDS INC.
   1285 AVENUE OF THE      388 GREENWICH STREET        TWO WORLD TRADE
        AMERICAS                23RD FLOOR           CENTER--59TH FLOOR
   NEW YORK, NY 10019       NEW YORK, NY 10013       NEW YORK, NY 10048

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

                              TERESA KONCICK, ESQ.
                                 P.O. BOX 9051
                            PRINCETON, NJ 08543-9051

    ROBERT E. HOLLEY        LAURIE A. HESSLEIN       DOUGLAS LOWE, ESQ.
   1285 AVENUE OF THE        388 GREENWICH ST.    DEAN WITTER REYNOLDS INC.
        AMERICAS            NEW YORK, NY 10013         TWO WORLD TRADE
   NEW YORK, NY 10019                                CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


                                COPIES TO:
                          PIERRE DE SAINT PHALLE,
                                   ESQ.
                           450 LEXINGTON AVENUE
                            NEW YORK, NY 10017


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the registration statement.


/ x / Check box if it is proposed that this Registration Statement shall become effective upon filing on April 3, 1998 pursuant to Rule 487.


--------------------------------------------------------------------------------
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
                                        DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------

EQUITY INVESTOR FUND          The objective of this Defined Fund is total return
SELECT SERIES                 through a combination of capital appreciation and
STANDARD & POOR'S             current dividend income. The Portfolio follows a
INDUSTRY TURNAROUND           strategy of investing for a period of about two
PORTFOLIO SERIES 2            years in a portfolio of common stocks representing
(A UNIT INVESTMENT            industries that have recently underperformed the
TRUST)                        S&P 500 Index but seem to have started to turn
------------------------------around.
                              The value of units will fluctuate with the value of the common stocks in the Portfolio and no assurance can be given that dividends will be paid or that the units will appreciate in value.
                              Minimum purchase: $250.

                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
SPONSORS:                      OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Merrill Lynch,                 CONTRARY IS A CRIMINAL OFFENSE.
Pierce, Fenner & Smith         Inquiries should be directed to the Trustee at
Incorporated                   1-800-221-7771.
Smith Barney Inc.              Prospectus dated April 3, 1998.
PaineWebber Incorporated       INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

Defined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored over the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
---------------------------------------------------
Defining the Strategy
---------------------------------------------------

This Select Portfolio follows a straightforward strategy: buy the common stocks ('Strategy Stocks') that meet the quantitative criteria (described below) established by Standard & Poor's, the Portfolio Consultant, and hold the Strategy Stocks for two years. The strategy is intended to identify those industries that have recently underperformed the S&P 500 Index but that, in the opinion of the Sponsors and the Portfolio Consultant, have begun to turn around. At the end of two years, the Portfolio will be liquidated and the strategy may be reapplied to select a new Industry Turnaround Portfolio.

Each Select S&P Industry Turnaround Portfolio is designed to be part of a longer term strategy and the Sponsors believe that more consistent results are likely if the strategy is followed for at least four to six years. So long as the Sponsors continue to offer new portfolios, investors will have the option to reinvest into a new portfolio at a reduced sales charge. The Sponsors reserve the right, however, not to offer new portfolios.


We selected the 14 common stocks in the Portfolio through the following four-step process. First, we measure relative industry returns by comparing the last 12-month performance of each of the approximately 100 industries within the S&P 500 Index to the performance of the Index as a whole. Second, we identify those industries which have broken above their nine-month average of relative annual returns. Third, of those industries we select the five most underperforming industries. Fourth, we choose up to four stocks in each of the five identified industries. If there is only one stock in an industry, that industry is eliminated. If there are two to four stocks in an industry, we include all those stocks. If there are more than four stocks in an industry, we select the four with the highest S&P Common Stock Rankings (see Appendix A). If two or more stocks have the same Common Stock Ranking, then the stock whose issuer has the largest market capitalization is selected.


The Strategy provides a disciplined approach to investing, based on a buy and hold philosophy, where we do not try to time the market or actively manage the Portfolio. The Sponsors anticipate that the Portfolio will remain unchanged over its two-year life despite any adverse developments concerning an issuer, an industry or the economy or stock market generally.
---------------------------------------------------
Defining Your Portfolio
---------------------------------------------------

The following industries, ranked by their relative underperformance, are approximately equally represented in the Portfolio.

                                                RELATIVE
                                            UNDERPERFORMANCE


  / / Containers (Metal & Glass)                  76%
  / / Engineering & Construction                  75%
  / / Gaming/Lottery/Parimutuel                   85%
  / / Healthcare                                  75%
  / / Restaurants                                 86%

---------------------------------------------------
Defining Your Risks
---------------------------------------------------

The Portfolio is not concentrated in any particular industry. However, each industry may be out of favor in the market. The Strategy of selecting stocks in underperforming industries could be considered contrarian in nature. The Portfolio does not reflect any investment recommendations of the Sponsors or the Portfolio Consultant, and one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors or the Portfolio Consultant.

The Portfolio is not an appropriate investment for those who are not comfortable with the Strategy or for those who are unable or unwilling to assume the risk involved generally with an equity investment. It may not be appropriate for investors seeking either preservation of capital or high current income.

There can be no assurance that the underperforming industries from which Strategy Stocks were selected will turn around, that dividends on the Strategy Stocks will be declared and paid or that the Common Stock Rankings on the Strategy Stocks will be maintained.

Unit price fluctuates with the value of the Portfolio, and the value of the Portfolio could be affected by changes in the financial condition of the issuers, changes in the various industries represented in the Portfolio, movements in stock prices generally, the impact of purchase and sale of securities for the Portfolio (especially during the primary offering period of units and during the rollover period) and other factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue.

Unlike a mutual fund, the Portfolio is not actively managed and the Sponsors receive no management fee. Therefore, any adverse financial condition of an issuer or any market movement in the price of a security will not require the sale of securities from the Portfolio and the Portfolio may continue to purchase or hold securities originally selected even though the assessment of their quality may have changed.
---------------------------------------------------
Defining Your Investment
---------------------------------------------------

PUBLIC OFFERING PRICE PER 1,000 UNITS                  $1,000.00


The Public Offering Price as of April 2, 1998, the business day prior to the initial date of deposit is based on the aggregate value of the underlying securities ($400,706.25) and any cash held to purchase securities, divided by the number of units outstanding (404,753) times 1,000, plus the initial sales charge. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.

SALES CHARGES

The total sales charge for this investment combines an initial up-front sales charge and an annual deferred sales charge that will be deducted from the net asset value of the Portfolio in seven monthly payments each year of the Portfolio. If you redeem or exchange your units prior to May 1, 1999, you will not pay the deferred sales charge for the second year.

EXCHANGE OPTION

You may exchange your units of this Portfolio for units of any other Select or Focus Series or certain other Equity Investor Series any time prior to termination of this Portfolio. If you continue to hold your units, when this Portfolio is about to be liquidated you may have the option to roll your proceeds into the next Select Industry Turnaround Series, if one is available. If you notify your financial professional by March 31, 2000, your units will be redeemed and your proceeds will be reinvested in units of the next Portfolio, if available. If you decide not to roll over your proceeds, you will receive a cash distribution after termination. Of course you can sell or redeem your Units at any time prior to termination.

QUARTERLY INCOME DISTRIBUTIONS

You will receive distributions of any dividend income, net of expenses, on the 25th day of June, September, December and February, if you own Units on the 10th of those months.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into additional units of the Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.

TAXES

In the opinion of counsel, you will be considered to have received all dividends when those dividends are received by the Portfolio, even though a portion of the dividend payments may be used to pay expenses of the Portfolio and regardless of whether you reinvest your dividends in the Portfolio. Noncorporate investors may be entitled to the new 20% maximum federal tax rate for capital gains derived from the Portfolio. (See Taxes in Part B.)

TAX BASIS REPORTING

The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and the charge for organizational expenses. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of the deferred sales charge or the charge for organizational expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge or the charge for organizational expenses.

TERMINATION DATE

The Portfolio will terminate by May 1, 2000. The final distribution will be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a loss of $630 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities (see Sponsors' and Underwriters' Portfolio in Part B).

---------------------------------------------------
Defining Your Costs
---------------------------------------------------

SALES CHARGE


You will pay an initial sales charge of about 1.0%. In addition, seven monthly deferred sales charges of $2.50 per 1,000 units ($17.50 annually) will be deducted from the Portfolio's net asset value each year of the Portfolio's two-year life (September 1, 1998 through March 1, 1999 and May 1, 1999 through November 1, 1999). This deferred method of payment keeps more of your money invested over a longer period of time. The sales charge is reduced on purchases of $50,000 or more as shown in Part B. If you exchange units of this Portfolio for units of another Select or Focus Series or certain other Equity Investor Series, or roll the proceeds of your investment into a new portfolio, you will not be subject to the initial charge otherwise payable upon an investment in the new portfolio. (See How To Buy Units--Public Offering Price.)


Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay. On a $1,000 investment for 1,000 Units, you will pay the following charges:

                                        As a %
                                      of Initial
                                        Public
                                       Offering
                                         Price
                                      -----------
Initial Sales Charge                     1.00%
Deferred Sales Charge per Year           1.75%
Maximum Sales Charge                     4.50%
Maximum Sales Charge Imposed on
  Reinvested Dividends                   3.50%


ESTIMATED ANNUAL PORTFOLIO OPERATING EXPENSES


                            As a %
                            of Net      Amount per
                            Assets      1,000 Units
                          -----------   -----------

Trustee's Fee                .090% $       0.89
Portfolio Supervision,
  Bookkeeping and
  Administrative Fees        .046% $       0.45
Organizational Expenses      .099% $       0.98
Other Operating
  Expenses                   .030% $       0.30
                          -----------   -----------
TOTAL                        .265% $       2.62


These estimates do not include the costs of purchasing and selling the underlying Strategy Stocks.

Investors will bear all or a portion of the Portfolio's organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


1 Year   3 Years   5 Years   10 Years
 $30       $73      $118       $244


Although the Portfolio has a term of only two years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the investment is rolled over into a new Portfolio subject only to the deferred sales charge and Portfolio expenses.

The example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.

Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example.

REDEEMING OR SELLING YOUR INVESTMENT


You may redeem or sell your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of April 2, 1998 was $972.50 per 1,000 units ($27.50 per 1,000 units less than the Public Offering Price). This price reflects deductions of the annual deferred sales charge which declines over each year of the Portfolio ($17.50 initially). If you sell your units before March 1, 1999, you will pay only the balance of any deferred sales charge remaining for the first year. If you redeem or sell your units on or after May 1, 1999, you will pay the remaining balance of the deferred sales charge for the second year. After the initial offering period, the repurchase and cash redemption prices for units may be reduced to reflect the estimated costs of liquidating securities to meet the redemption, currently estimated at $1.59 per 1,000 units. If you reinvest in a new Portfolio, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

--------------------------------------------------------------------------------
                               Defined Portfolio
--------------------------------------------------------------------------------


Equity Investor Fund Select Series
Standard & Poor's Industry Turnaround Portfolio Series 2           April 3, 1998
Defined Asset Funds


                                                                                           PRICE
                                                                                         PER SHARE
                                                                                            TO            COST
                                       TICKER     NUMBER OF SHARES       PERCENTAGE       PORTFO-     TO PORTFOLIO
NAME OF ISSUER                         SYMBOL      OF COMMON STOCK    OF PORTFOLIO (1)      LIO           (2)
------------------------------------------------------------------------------------------------------------

CONTAINER INDUSTRY:
1. Ball Corporation                     BLL                      800               6.72% $ 33.6875   $     26,950.00
2. Crown Cork & Seal Company, Inc.      CCK                      500               6.68    53.5000         26,750.00
3. Owens-Illinois, Inc.                  OI                      600               6.55    43.7500         26,250.00
ENGINEERING AND CONSTRUCTION:
1. Fluor Corporation                    FLR                      550               6.72    49.0000         26,950.00
2. Foster Wheeler Corporation           FWC                      850               6.69    31.5625         26,828.12
3. McDermott International, Inc.        MDR                      650               6.76    41.6875         27,096.87
GAMING, LOTTERY AND PARIMUTUEL INDUSTRY:
1. Harrah's Entertainment, Inc.         HET                    1,600               9.96    24.9375         39,900.00
2. Mirage Resorts, Incorporated         MIR                    1,600               9.81    24.5625         39,300.00
HEALTHCARE:
1. Columbia/HCA Healthcare
   Corporation                          COL                    1,250              10.04    32.1875         40,234.38
2. Tenet Healthcare Corporation         THC                    1,050              10.09    38.5000         40,425.00
RESTAURANTS:
1. Darden Restaurants, Inc.             DRI                    1,300               4.99    15.3750         19,987.50
2. McDonald's Corporation               MCD                      300               4.72    63.0000         18,900.00
3. Wendy's International, Inc.          WEN                      900               5.17    23.0000         20,700.00
4. Tricon Global Restaurants, Inc.      YUM                      650               5.10    31.4375         20,434.38
                                                                      ----------------               --------------
                                                                                 100.00%             $    400,706.25
                                                                      ----------------               --------------
                                                                      ----------------               --------------


----------------------------

(1) Based on Cost to Portfolio.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on April 2, 1998, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

                          ----------------------------

The securities were acquired on April 2, 1998 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

--------------------------------------------------------------------------------
                      Hypothetical Performance Information
--------------------------------------------------------------------------------


The following table compares the actual performance of the Standard & Poor's 500 (the Index) with the hypothetical performance of approximately equal amounts invested in each of the industries selected by applying the screening process described above at the beginning of each two-year period. These results represent past performance of the Strategy (but not any Select S&P Industry Turnaround Portfolio), and may not be indicative of future results of the Strategy or the Portfolio. An investment in the Portfolio may not realize as high a total return as a direct investment in the Strategy Stocks, since the Portfolio bears brokerage commissions in buying and selling Strategy Stocks. Actual performance of the Portfolio will also differ from quoted performance of the Strategy Stocks because the quoted performance figures are annual figures based on closing sales prices on December 31, while Portfolios are established and liquidated at various times during any year; the Portfolio may not be fully invested at all times; stocks are normally purchased or sold at prices different from the closing price used to determine the Portfolio's net asset value and stocks may not be weighted equally at all times.

        COMPARISON OF TWO-YEAR DIVIDENDS, APPRECIATION AND TOTAL RETURN (STRATEGY STOCK FIGURES REFLECT DEDUCTION OF SALES CHARGES AND ESTIMATED
               PORTFOLIO EXPENSES BUT NOT BROKERAGE COMMISSIONS)


                                   STRATEGY STOCKS(1)                                  S&P 500 INDEX (THE INDEX)
              ------------------------------------------------------------     -----------------------------------------
TWO-YEAR                            ACTUAL DIVIDEND             TOTAL                                ACTUAL DIVIDEND
 PERIODS      APPRECIATION(2)           YIELD(3)              RETURN(4)        APPRECIATION(2)           YIELD(3)
---------     --------------     ----------------------     --------------     --------------     ----------------------

(PERIODS FROM
JAN. 1-DEC. 31)

   1973-74       -32.55%                 8.81%                 -23.74%            -41.92%                      5.91%
   1974-75        20.26                  7.04                   27.30              -7.54                       7.46
   1975-76       138.89                 11.56                  150.45              56.73                      11.27
   1976-77        24.07                  7.88                   31.95               5.44                       9.66
   1977-78       -22.15                  7.09                  -15.07             -10.56                       9.06
   1978-79        46.97                  7.04                   54.00              13.50                      11.27
   1979-80        42.92                 13.28                   56.20              41.25                      12.28
   1980-81        45.67                  9.50                   55.16              13.53                      11.84
   1981-82        16.15                  4.88                   21.03               3.59                       9.94
   1982-83        36.83                  8.56                   45.38              34.58                      11.39
   1983-84       -17.58                  5.26                  -12.32              18.91                      10.39
   1984-85         7.13                  6.96                   14.08              28.10                       9.35
   1985-86        45.56                  4.83                   50.39              44.80                       9.67
   1986-87        17.23                  4.38                   21.60              16.94                       8.08
   1987-88        21.01                  4.40                   25.41              14.67                       7.65
   1988-89        46.44                 11.59                   58.02              43.03                       8.41
   1989-90        -3.88                  4.15                    0.26              18.90                       8.33
   1990-91        19.50                  7.32                   26.82              18.02                       6.87
   1991-92        68.19                  5.82                   74.01              31.94                       7.44
   1992-93        34.73                  4.09                   38.82              11.83                       5.98
   1993-94        -6.65                  2.34                   -4.31               5.40                       5.91
   1994-95        51.08                  4.25                   55.32              32.04                       5.78
   1995-96        73.76                  6.23                   79.98              61.28                       6.24
   1996-97        50.83                  2.72                   53.55              57.56                       4.93



TWO-YEAR       TOTAL
 PERIODS     RETURN(4)
---------  --------------

   1973-7      -36.01%
   1974-7       -0.08
   1975-7       68.00
   1976-7       15.10
   1977-7       -1.50
   1978-7       24.77
   1979-8       53.53
   1980-8       25.37
   1981-8       13.53
   1982-8       45.97
   1983-8       29.30
   1984-8       37.45
   1985-8       54.47
   1986-8       25.02
   1987-8       22.32
   1988-8       51.44
   1989-9       27.23
   1990-9       24.89
   1991-9       39.38
   1992-9       17.81
   1993-9       11.31
   1994-9       37.82
   1995-9       67.52
   1996-9       62.49


----------------------------

(1) The Strategy Stocks for any given two-year period were selected by applying the selection criteria described on page A-2.

(2) Appreciation for the Strategy Stocks is calculated by subtracting the market value of these stocks at the opening value on the first trading day on the New York Stock Exchange in a given two-year period and 4.50% of that market value, from the market value of those stocks at the closing value on the last trading day in the period, and dividing the result by the market value of the stocks at the opening value on the first trading day in that two-year period. Appreciation for the Index is calculated by subtracting the opening value of the Index on the first trading day in each two-year period from the closing value of the Index on the last trading day in the period, and dividing the result by the opening value of the Index on the first trading day in that period.

(3) Actual Dividend Yield for the Strategy Stocks is calculated by subtracting expenses, at the rate estimated for this Portfolio, from the total dividends received on the stocks in the two-year period and dividing the result by the market value of the stocks on the first trading day in that period. Actual Dividend Yield for the Index is calculated by taking the total dividends credited to the Index and dividing the result by the opening value of the Index on the first trading day of the two-year period.

(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Returns do not take into consideration any reinvestment of dividend income.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Select Series, Standard & Poor's Industry Turnaround Portfolio Series 2, Defined Asset Funds (the 'Portfolio'):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of April 3, 1998. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of April 3, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
April 3, 1998

                   STATEMENT OF CONDITION AS OF APRIL 3, 1998

TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$         400,706.25
Organizational Costs(2)..................................           58,800.00
                                                         --------------------
        Total............................................$         459,506.25
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
    Accrued Liability(2).................................$          58,800.00
                                                         --------------------
    Subtotal                                                        58,800.00
                                                         --------------------
Interest of Holders of 404,753 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$         404,753.00
  Gross underwriting commissions(5)......................           (4,046.75)
                                                         --------------------
    Subtotal                                                       400,706.25
                                                         --------------------
        Total............................................$         459,506.25
                                                         --------------------
                                                         --------------------

------------

        (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on April 2, 1998. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DBS Bank, New York Branch, in the amount of $401,336.25 and deposited with the Trustee. The amount of the letter of credit includes $400,706.25 for the purchase of securities.

        (2) This represents a portion of the Portfolio's organizational costs which will be deferred and amortized over the life of the Portfolio. Organizational costs have been estimated based on projected total assets of $60 million. To the extent the Portfolio is larger or smaller, amounts may vary.

        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent business day will vary.

        (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on April 2, 1998.

        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $17.50 per 1,000 Units is payable each year ($2.50 per 1,000 Units monthly September 1, 1998-March 1, 1999 and May 1-November 1, 1999). Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                       EQUITY INVESTOR FUND SELECT SERIES
                STANDARD & POOR'S INDUSTRY TURNAROUND PORTFOLIO
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS OF WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.

                                     Index


                                              PAGE
                                              ----
Portfolio Description......................      1
Risk Factors...............................      2
How to Buy Units...........................      4
How to Redeem or Sell Units................      5
Trust Termination..........................      6
Rollover...................................      6
Income, Distributions and Reinvestment.....      7
Portfolio Expenses.........................      8
                                              PAGE
                                              ----
Taxes......................................      9
Records and Reports........................     11
Trust Indenture............................     11
Miscellaneous..............................     12
Exchange Option............................     14
Supplemental Information...................     14
Appendix A--The S&P Earnings and Dividend
  Rankings for Common Stocks...............    a-1



PORTFOLIO DESCRIPTION

THE STRATEGY

    The Portfolio seeks total return by acquiring and holding for about two years certain common stocks representing industries that have recently underformed the Standard & Poor's 500 Composite Stock Price Index* ('S&P 500'). This investment strategy is based on three time-tested investment principles: time in the market is more important than timing the market; an important part of your return depends on which industries you are investing in; and the industries to buy are the ones everyone else has been selling. An investment in the Portfolio can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. Purchasing a portfolio of these stocks as opposed to one or two provides a more diversified holding. There is only one investment decision instead of 16, four quarterly dividends instead of 64. The Portfolio's return will consist of a combination of any capital appreciation and current dividend income. The Portfolio will terminate in about two years, when investors may choose to either receive the distribution in cash or reinvest in the next Series (if available) at a reduced sales charge. There can be no assurance that current dividend rates on the Strategy Stocks will be maintained or that any dividends will be declared or paid in the future on the Securities.


    The S&P 500 is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange. This well-known index, originally consisting of 233 stocks in 1923, was expanded to 500 stocks in 1957 and was restructured in 1976 to a composite consisting of industrial, utility, financial and transportation market sectors. It contains a variety of companies with diverse capitalization, market-value weighted to represent the overall market. The index can be divided into approximately 100 industries representing approximately 70% of U.S. stock market capitalization. At present, the mean market capitalization of the companies in the S&P 500 is approximately $17.253 billion. Standard & Poor's, a leading financial information and investment research company since 1860, offers financial research, benchmarks and market data.

--------------

    * 'Standard & Poor's R', 'S&PR' and 'S&P 500R' are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Agent for the Sponsors. The Fund is not sponsored, managed, sold or promoted by Standard & Poor's. Standard & Poor's is not affiliated with any of the Sponsors.

    The Portfolio contains the common stocks selected through the process described in Part A. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield.

    The Strategy selection process is a straightforward, objective, mathematical application which may cause the Portfolio to own a stock that the Sponsors or Standard & Poor's do not recommend for purchase and, in fact, the Sponsors or Standard & Poor's may have sell recommendations on a number of the stocks in the Portfolio at the time the stocks are selected for inclusion in the Portfolio. Investors should be aware that the Portfolio may not be able to buy each Security at the same time because of availability of the Security, any restrictions applicable to the Portfolio relating to the purchase of the Security by reason of the federal securities laws or otherwise. Any monies allocated to the purchase of a Security will generally be held for the purchase of the Security.


    The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent practicable that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the number of shares of each Security at the end of the initial 90-day period. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.


    Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations when purchasing Securities, the Portfolio will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible. The Portfolio may also enter into program trades with unaffiliated broker/dealers, which may have the effect of increasing brokerage commissions while reducing market risk. Portfolio investors may benefit from reduced commissions and institutional prices available to the Portfolio.

    Because each Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Portfolio will change somewhat over time, as Securities are purchased upon creation of additional Units, as securities are sold to meet Unit redemptions or in other limited circumstances.

PORTFOLIO SUPERVISION

    The Portfolio follows a buy and hold investment strategy that buys stocks and generally holds them for two years, in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. Although the Portfolio is regularly reviewed, because of the Strategy, the Portfolio is unlikely to sell any of the Securities, other than to satisfy redemptions of units, or to cease buying additional shares in connection with the issuance of Additional Units. More specifically, adverse developments concerning a Security including the adverse financial condition of the issuer, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price or the occurrence of other market or credit factors (including a public tender offer or a merger or acquisition transaction) that might otherwise make retention of the Security detrimental to the interest of investors, will generally not cause the Portfolio to dispose of a Security or cease buying it. Furthermore, the Portfolio will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to represent industries that have underperformed the S&P 500 or to maintain its Common Stock Ranking.

RISK FACTORS

    An investment in the Portfolio entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens. The rights of holders of common stocks to receive payments from the issuer are generally inferior to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, because common stocks do not represent an obligation of the issuer they do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general are susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. There can be no assurance that the Portfolio will be effective in achieving its objective over the life of the Portfolio or that future portfolios selected through this process during consecutive two-year periods will meet their objectives. The Portfolio is not designed to be a complete investment program.

LITIGATION AND LEGISLATION


    According to Columbia/HCA Healthcare Company's ('Columbia/HCA') most recent 10-K, in July 1997, the United States District Court for the Middle District of Florida issued an indictment against three employees of a subsidiary of Columbia/HCA Healthcare Corporation. The indictment relates to the alleged false characterization of interest payments on certain debt resulting in Medicare and CHAMPUS overpayments since 1986 to Columbia Fawcett Memorial Hospital, a hospital acquired by Columbia/HCA in 1992. Were Columbia/HCA to be found in violation of federal or state laws relating to Medicare, Medicard or similar programs, Columbia/HCA could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the Medicare and Medicard programs. Any such sanctions could have a material adverse affect on Columbia/HCA's financial position and results of operations or its stock price and consequently the value of the Units.

    Columbia/HCA is also the subject of a formal investigation by the Securities and Exchange Commission relating to the anti-fraud periodic reporting and internal accounting control provision of the federal securities laws. In addition, there are several actions based on the False Claims Act 31 U.S.C. (S) 3729 et seq. currently pending. Moreover, there are several class actions and derivative actions pending against Columbia/HCA alleging various counts of fraud and deceptive practices.

    There can be no assurance that the above actions will be resolved favorably. If any of the above actions are resolved unfavorably, a material adverse effect on Columbia/HCA's stock price and the value of the Units could result.

    Except as set forth above, the Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. See Taxes.


LIFE OF THE PORTFOLIO; TERMINATION

    The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units or participating in a rollover. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Portfolio early, which will likely be made following the rollover, will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.

    Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

HOW TO BUY UNITS

    Units are available from any of the Sponsors at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Portfolio.

PUBLIC OFFERING PRICE

    Units are charged a combination of Initial and Deferred Sales Charges which will aggregate 2.75% of the public offering price for the first year ($17.50 Deferred Sales Charge plus an Initial Sales Charge of about 1.0%, totaling 2.75% of the public offering price) and approximately 1.75% for the second year. Because the annual Deferred Sales Charge is $17.50 per 1,000 Units in the second year regardless of the price you pay, the maximum sales charges expressed as a percentage of the public offering price will vary with the price you pay. For example, if you buy 1,000 Units for $1,050 (including an initial sales charge of $11.38) and hold the Units until termination, you will pay a total sales charge of $46.38 or 4.42% of the acquisition price on those Units. At an acquisition price of $950 (including an initial sales charge of $8.63), you would pay a total sales charge of $43.63 or 4.59% of the acquisition price.


    For quantity purchases of units of all Select and Focus Series and certain other Equity Investor Series by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages will apply (assuming a $1,000 public offering price for 1,000 Units):



                                INITIAL OFFER PERIOD SALES CHARGES
                                                               DEALER
                                                             CONCESSION          CUMULATIVE SALES CHARGES
                        --------------------------------------------------
                                                               AS % OF        -------------------------------
                                                           PUBLIC OFFERING      AS % OF
                                           AS % OF NET          PRICE            PUBLIC
                        AS % OF PUBLIC        AMOUNT       ---------------      OFFERING      AS % OF PUBLIC
AMOUNT PURCHASED        OFFERING PRICE       INVESTED                            PRICE        OFFERING PRICE
---------------------   ---------------    ------------                       ------------    ---------------

Less than $50,000           2.75%            2.778%              2.00%           4.50%             4.712%
$50,000 to $99,999          2.50             2.519               1.80            4.25              4.439
$100,000 to $249,999        2.00             2.005               1.45            3.75              3.896
$250,000 to $999,999        1.75             1.750               1.25            3.50              3.627
$1,000,000 or more          1.00             1.000                .50            2.75              2.828


    The annual Deferred Sales Charge is a charge of $17.50 per 1,000 units and is accrued in seven monthly installments each year of the Portfolio, in the months indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment in the first or second year will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code) of an investor.

    It is anticipated that Securities will not be sold to pay the Deferred Sales Charge until after the date of the last installment in each year of the Portfolio. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sale of Securities to satisfy this liability. In selling Securities the Portfolio will attempt to minimize any current tax liability for current investors.

    Selling dealers will be entitled to the concession stated in the table above on Units sold or redeemed during the first year. On Units held in the second year of the Portfolio, the selling dealer will be entitled to an additional concession of $11 per 1,000 Units ($5 per 1,000 Units for purchases of $1 million or more). Employees of certain Sponsors and Sponsor affiliates and non-employee directors of certain of the Sponsors may purchase Units at a reduced sales charge.

    Commercial banks and their securities broker subsidiaries that have agreements with the Sponsors may make Units available to their customers as their agents. A portion of the sales charge (equal to the dealer commission referred to above) will be retained or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act permits banks to act as agents of their customers on a disclosed basis and federal banking regulations have approved similar arrangements. In addition, state securities laws on this issue may differ from the interpretation of federal law expressed above and banks and financial institutions may be required to register as dealers pursuant to state law.

EVALUATIONS

    Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If the Securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities.

NO CERTIFICATES

    All investors are required to hold their Units in uncertifcated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').

HOW TO REDEEM OR SELL UNITS

    You can redeem your Units at any time for net asset value. In addition, the Sponsors have maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.

REDEEMING UNITS

    You can always redeem your Units for net asset value. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

    Within seven days after the receipt of your request (and any necessary documents), a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Portfolio assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Portfolio expenses and any remaining Deferred Sales Charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Portfolio liabilities; and dividing the result by the number of outstanding Units. After the initial offering period, net asset value will be reduced to reflect the cost to the Portfolio of liquidating Securities to pay the redemption price.

    As long as the Sponsors are maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsors for net asset value. If the Sponsors are not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.

    If cash is not available in the Portfolio's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Portfolio. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Portfolio. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities

(as described under Portfolio Description--The Strategy), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security in the Portfolio.

    Any investor owning Units representing Securities with a value of at least $250,000 who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option is subject to all applicable legal restrictions and may be terminated by the Sponsors at any time upon prior notice to investors.

    Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order.

SPONSORS' SECONDARY MARKET FOR UNITS

    The Sponsors, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as they are maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. The Sponsors may resell the Units to other buyers or redeem the Units by tendering them to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

    The Sponsors may discontinue the secondary market for Units without prior notice if the supply of Units exceeds demand or for other business reasons. Regardless of whether the Sponsors maintain a secondary market, you have the right to redeem your Units for net asset value with the Trustee at any time, as described above.


TRUST TERMINATION

    Notice of impending termination of the Portfolio will be provided to investors. A proportional share of the expenses associated with termination, including brokerage costs incurred in disposing of Securities, will be borne by investors remaining at that time. These expenses will reduce the amount of cash or Securities those investors are to receive in any final distribution.

    Upon termination of the Portfolio, the Trustee will distribute the Securities and any cash in the Portfolio to a distribution agent that will act as agent for the investors. Unless an investor elects to receive an in-kind distribution of Securities, as discussed below, the distribution agent will, as promptly as practicable, sell the investor's pro rata share of the Securities and distribute to the investor the proceeds of the sale, less brokerage and other related expenses, and the investor's pro rata share of any cash from the Portfolio.

    Any investor holding units at the termination of the Portfolio may, by written notice to the Trustee at least ten business days prior to termination, elect to received an in kind distribution of the investor's pro rata share of the Securities remaining in the Portfolio at that time (net of the investor's share of expenses). Fractional shares of Securities will be sold by the distribution agent and the net proceeds distributed to investors. Investors subsequently selling Securities received in kind will incur brokerage costs at that time which may exceed the value of any tax deferral obtained through the in-kind distribution. Securities received in an in-kind termination distribution may not be contributed to acquire units of another Series.

ROLLOVER

    In lieu of redeeming their units or receiving liquidation proceeds in cash or in kind upon termination of the Portfolio, investors who hold their Units with one of the Sponsors may elect, by contacting their financial adviser prior to the rollover notification date indicated in Part A, to exchange their Units in the Portfolio for units of a new Standard & Poor's Industry Turnaround Portfolio (if available). No election to roll over may be made prior to 30 days before the date of the rollover, and any rollover election will be revocable at any time prior to the date of the rollover. It is expected that the terms of the new portfolio will be substantially the same as those of the Portfolio.

    The rollover of an investor's Units is intended to be effected in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to Securities that are included in the new portfolio ('Duplicated Securities'). Units held by an investor who elects the rollover option will be redeemed through an in-kind distribution to a distribution agent of the investor's pro rata share of Securities. The distribution agent will then adjust the Securities distributed to the investor so that its composition matches the investment profile of the new portfolio. This adjustment will involve the sale of non-Duplicated Securities and, possibly, of a portion of certain Duplicated Securities in order to rebalance the portfolio, and the purchase of replacement Securities. Any excess sales proceeds, net of sales related expenses, will be distributed to the investor. After this adjustment the distribution agent will make an in-kind contribution of the adjusted Securities to the new portfolio. Upon receipt of the in-kind contribution, the trustee of the new portfolio will issue the appropriate number of units in the new portfolio to the investor.

    An investor who elects the rollover option will recognize capital gain or loss with respect to the Securities, including fractional Securities, sold by the distribution agent, but will not recognize gain or loss with respect to the Duplicated Securities that are contributed in kind to the new portfolio. The Sponsors intend to provide investors with information that will assist them in determining their tax liability on an eventual sale of the Duplicated Securities.

    The Sponsors intend to cause the distribution agent to sell those Securities that will not be contributed to the new portfolio, and then to create units of the new portfolio, in each case as quickly as possible subject to the Sponsors' sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsors may, in their sole discretion, undertake a more gradual sale of Securities and a more gradual creation of units of the new portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during the rollover period, the Sponsors may enter into program trades, which may increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Pending the investment of rollover proceeds in securities to comprise the new portfolio, those moneys may be uninvested for several days.

    Investors who participate in the rollover will not be entitled to receive a cash distribution with which to pay any taxes incurred as a result of the rollover procedure. Investors who do not participate in the rollover or otherwise redeem their Units will continue to hold their Units until the termination of the Portfolio; however, depending upon the extent of participation in the rollover, the aggregate size of the Portfolio will be reduced which could result in an increase in per Unit expenses.

    The Sponsors may, in their sole discretion and without penalty or liability to investors, decide not to sponsor a new portfolio or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.

    The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsors have received exemptive orders under
Section 11(c) which they believe permit them to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsors' position and additional regulatory approvals may be required.


INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME AND DISTRIBUTIONS

    The annual income per Unit, after deducting estimated annual Portfolio expenses per Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.

    Each Unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the Securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. Dividends received are credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Portfolio. Funds held by the Trustee in the various accounts do not bear interest. In addition, distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsors may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsors currently do not anticipate sales of Securities to pay the deferred sales charge until after the rollover notification date. Proceeds of the disposition of any Securities not used to pay Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the final Distribution Day or following liquidation of the Portfolio.

REINVESTMENT

    Income and principal distributions on Units may be reinvested by participating in the reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will generally be made so as to maintain the then existing proportionate relationship among the number of shares of each Security in the Portfolio. Units acquired by reinvestment will not be subject to the initial sales charge but will be subject to any remaining installments of Deferred Sales Charge. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.

PORTFOLIO EXPENSES

    Estimated annual Portfolio expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Portfolio. The estimated expenses do not include the brokerage commissions payable by the Portfolio in purchasing and selling Securities. S&P receives a minimal annual fee from the Portfolio to cover the license by Standard & Poor's to the Agent for the Sponsors of the use of the trademarks and trade names 'Standard & Poor's', 'S&P' and other trademarks and trade names as well as the license by Standard & Poor's to the Agent for the Sponsors of the S&P Common Stock Rankings in connection with selection of Strategy Stocks. The Trustee's Fee shown in Part A of this Prospectus assumes that the Portfolio will reach a size estimated by the Sponsors and is based on a sliding fee scale that reduces the per 1,000 Units Trustee's fee as the size of the Portfolio increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Portfolio in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Portfolio and other legal fees and expenses, Portfolio termination expenses and any governmental charges. The Trustee has a lien on Portfolio assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee currently estimated at $0.35 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory services to the Portfolio. While the fee may exceed their costs of providing these services to the Portfolio, the total supervision fees from all Series of Equity Investor Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to Defined Asset Funds, currently estimated at $0.10 per 1,000 Units. The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

    Expenses incurred in establishing the Portfolio, including the cost of the initial preparation of documents relating to the Portfolio, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Portfolio and amortized over the life of the Portfolio. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Portfolio. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

    The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

    In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:


       The Portfolio is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered the owner of a pro rata portion of each Security in the Portfolio under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code'). Each investor will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Portfolio, regardless of whether such dividends are used to pay a portion of Portfolio expenses or whether they are automatically reinvested (see Reinvestment).

       Amounts considered to have been received by a corporate investor from domestic corporations that constitute dividends for federal income tax purposes will generally qualify for the dividends-received deduction, which is currently 70%. Depending upon the particular corporate investor's circumstances, limitations on the availability of the dividends-received deduction may be applicable. Further, Congress from time to time considers proposals that would adversely affect the after-tax return to investors that can take advantage of the deduction. For example, under the Taxpayer Relief Act of 1997, the 46-day holding period for the dividends-received deduction must begin before and include each ex-dividend date and excludes the purchase date and any days during which the investor's investment is hedged. Investors are urged to consult their own tax advisers in this regard.

       An individual investor who itemizes deductions will be entitled to deduct his pro rata share of current Portfolio expenses only to the extent that this amount together with the investor's other miscellaneous deductions exceeds 2% of his adjusted gross income. The Code further restricts the ability of an individual investor with an adjusted gross income in excess of a specified amount (for 1998, $124,500 or $62,250 for a married person filing a separate return) to claim itemized deductions (including his pro rata share of Portfolio expenses).


       The investor's basis in his Units will equal the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Portfolio or the redemption of the Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount (the 'Deferred Sales Charge') and a charge for organizational expenses. The annual statement and the relevant tax reporting forms received by investors will be based upon the amounts paid to them, net of the Deferred Sales Charge and the charge for organizational expenses. Accordingly, investors should not increase their basis in their Units by the Deferred Sales Charge amount or any amount used to pay organizational expenses.


       An investor will generally recognize capital gain or loss when the investor disposes of his Units for cash (by sale or redemption) or when the Trustee disposes of the Securities from the Portfolio. An investor will generally not recognize gain or loss upon the distribution of a pro rata amount of each of the Securities by the Trustee to an investor (or to his agent) in redemption of Units, except to the extent of cash received in lieu of fractional shares. The redeeming investor's basis for the Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to the redemption, and his holding period for the Securities will include the period during which he held his Units.

       An investor who elects to roll over into a new portfolio (a 'rollover investor') will not recognize gain or loss either upon the distribution of Securities by the Trustee to the distribution agent or upon the contribution of Duplicated Securities (as defined under Rollover) to the new portfolio. The rollover investor will generally recognize capital gain or loss as a consequence of the distribution agent's sale of non-Duplicated Securities. The rollover investor's basis for the Duplicated Securities that are contributed in kind to the new portfolio will be equal to his basis for the same Duplicated Securities prior to the rollover.

       Net capital gain (the excess of net long-term capital gains over net short-term capital losses) may be taxed at lower rates than ordinary income for certain individual and other noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations. The lower net capital gain tax rates will be unavailable to those noncorporate investors who, as of the mandatory termination date (or earlier termination of the Fund), have held their units for less than a year and a day. Similarly, with respect to noncorporate rollover investors, these lower rates will be unavailable for gains on non-Duplicated Securities if, as of the beginning of the rollover period, those investors have held their Units for a year or less. However, a rollover investor's holding period for the contributed Duplicated Securities will include the period during which he held an interest in the same Duplicated Securities through an investment in the Portfolio and in prior years' corresponding Standard & Poor's Industry Turnaround Portfolios. A noncorporate rollover investor whose holding period for Duplicated Securities is longer than 18 months may be entitled to the new 20% maximum federal tax rate for capital gains derived from such Duplicated Securities. Investors should consult their tax advisers regarding these matters.


       Under the income tax laws of the State and City of New York, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

       The foregoing discussion summarizes only certain U.S. federal and New York State and City income tax consequences of an investment in Units by investors who are U.S. persons, as defined in the Code. Foreign investors (including nonresident alien individuals and foreign corporations) not engaged in U.S. trade or business will generally be subject to 30% withholding tax (or lower applicable treaty rate) on dividend distributions. Investors may be subject to taxation in New York or in other U.S. or foreign jurisdictions and should consult their own tax advisers in this regard.

                                   *  *  *  *

    The Trustee will furnish to each investor an annual statement containing information relating to the dividends received by the Portfolio on the Securities, the cash proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale by the Portfolio of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service.

RETIREMENT PLANS


    This Series of Equity Investor Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging (prior to the year 2000) or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any of these plans. These plans are generally offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.


    Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).


    Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units. Any individual (including one covered by an employer retirement plan) can make a contribution on an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount of a contribution by an individual covered by an employer retirement plan will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). These income threshholds will gradually be increased by the year 2004 to $50,000 for a single individual and $80,000 for a married individual filing jointly. Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution. The 10% surtax will be waived for withdrawals for certain educational and first-time homebuyer expenses. The Taxpayer Relief Act of 1997 also provides, subject to certain income limitations, for a special type of IRA under which contributions would be non-deductible but distributions would be tax-free if the account were held for at least five years and the account holder was aged at least 59 1/2 at the time of the distribution.


    Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units.

RECORDS AND REPORTS

    The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Portfolio, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.

    With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. The Trustee sends each investor of record an annual report summarizing transactions in the Portfolio's accounts including amounts distributed from them during the year, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding and stating the Redemption Price per 1,000 Units at year end, and the fees and expenses paid by the Portfolio, among other matters. Portfolio accounts are audited annually by independent accountants selected by the Sponsors and audited financial statements are available from the Trustee on request.

TRUST INDENTURE

    The Portfolio is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

    The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Portfolio without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.

    The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.

    Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Portfolio or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

    The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

    The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

    The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

    The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and the New York State banking authorities.

SPONSORS


    The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc.; and Dean Witter Reynolds, Inc., a principal operating subsidiary of Morgan Stanley, Dean Witter, Discover & Co. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.


CODE OF ETHICS

    The Agent for the Sponsors has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset Funds portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any Portfolio and to provide guidance to these persons regarding standards of conduct consistent with the Agent's responsibilities to the Defined Asset Funds.

PUBLIC DISTRIBUTION

    During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.

UNDERWRITERS' AND SPONSORS' PROFITS

    Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Portfolio (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Portfolio which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

PERFORMANCE INFORMATION

    Total returns, average annualized returns or cumulative returns for various periods of the Strategy, the related index or the current Select Series Portfolio may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in the Strategy during an accumulation period and like annual withdrawals during a distribution period. Figures for actual Portfolios (but not the Strategy) reflect deduction of all Portfolio expenses and unless otherwise stated the maximum sales charge. No provision is made for any income taxes payable. Returns of the Strategy may also be shown in comparison to other indexes, to which may be added by year various national and international political and economic events, milestones in price and market indicators, and offerings of Defined Asset Funds. This performance may also be compared for various periods with investments in short-term U.S. Treasury securities. Investors should bear in mind that this represents past performance and is no assurance of future results of the current or any future Portfolio. Advertisements and other material distributed to prospective investors may include the average annual compounded rate of return on selected types of assets for periods of at least 10 years, as compiled by Ibbotson Associates, compared to the rate of inflation over the same period.

    The following chart shows the average annual compounded rate of return of selected asset classes over the 10-year and 20-year periods ending December 31, 1996, compared to the rate of inflation over the same periods. Of course, this chart represents past performance of these investments and is no guarantee of future results, either of these categories or of any Defined Fund. Defined Funds also have sales charges and expenses which are not reflected in the chart.


Stocks (S&P 500)
20 yr                                      14.55%
10 yr                                        15.28%
Small-company stocks
20 yr                                                 17.84%
10 yr                                12.98%
Long-term corporate bonds
20 yr                      9.71%
10 yr                      9.48%
U.S. Treasury bills (short-term)
20 yr              7.28%
10 yr        5.46%
Consumer Price Index
20 yr       5.15%
10 yr  3.70%
0     2     4     6     8     10     12     14     16     18     20


Source: Ibbotson Associates. Used with permission. All rights reserved.

DEFINED ASSET FUNDS

    For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is generally fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement or regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for investors who prefer to seek long-term profits by purchasing and holding investments, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.

    Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and less expensive than active management. This strategy is premised on selection criteria and procedures, diversification and regular review by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock movement has tended to be concentrated and how longer-term investments can tend to reduce risk.

    One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Defined equity funds offer growth potential and some protection against inflation.


EXCHANGE OPTION

    You may exchange Fund Units for units of other Select and Focus Series and certain other Equity Investor Fund series with one-or two-year terms and a combination of initial and deferred sales charges. Select and Focus Portfolios have a sales charge for first-time investors of 1% initially and annual deferred sales charges of $17.50 per 1,000 units. On exchanges, the initial sales charge is waived and units are acquired subject to any remaining deferred sales charges. Investors can also exchange units of those Portfolios and similar series of unaffiliated equity unit investment trusts for Fund Units, subject only to the Fund's remaining deferred sales charges. In the future, the Exchange Option may be extended to other series and types of trusts with similar sales charge structures.

    To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsors are maintaining a market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax adviser. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

    As the Sponsors are not obligated to maintain a market in any series, there can be no assurance that units can be exchanged. The Exchange Option may be amended or terminated at any time without notice.


SUPPLEMENTAL INFORMATION

    Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Portfolio, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Portfolio.

                                   APPENDIX A
     THE STANDARD & POOR'S EARNINGS AND DIVIDEND RANKINGS FOR COMMON STOCKS
                   (AS DESCRIBED BY STANDARD & POOR'S ITSELF)

The investment process involves assessment of various factors--such as products and industry position, corporate resources and financial policy--with results that make some common stocks more highly esteemed than others. In this assessment, Standard & Poor's believes that earnings and dividend performance is the end result of the interplay of these factors and that, over the long run, the record of this performance has a considerable bearing on relative quality. The rankings, however, do not pretend to reflect all of the factors, tangible or intangible, that bear on stock quality.

Relative quality of bonds or other debt, that is, degrees of protection for principal and interest, called credit worthiness, cannot be applied to common stocks, and therefore rankings are not to be confused with bond quality ratings which are arrived at by a necessarily different approach.

Growth and stability of earnings and dividends are deemed key elements in establishing Standard & Poor's earnings and dividend rankings for common stocks, which are designed to capsulize the nature of this record in a single symbol. It should be noted, however, that the process also takes into consideration certain adjustments and modifications deemed desirable in establishing such rankings.

The point of departure in arriving at these rankings is a computerized scoring system based on per-share earnings and dividend records of the most recent ten years--a period deemed long enough to measure significant time segments of secular growth, to capture indications of basic change in trend as they develop, and to encompass the full peak-to-peak range of the business cycle. Basic scores are computed for earnings and dividends, then adjusted as indicated by a set of predetermined modifiers for growth, stability within long-term trend, and cyclicality. Adjusted scores for earnings and dividends are then combined to yield a final score.

Further, the ranking system makes allowance for the fact that, in general, corporate size imparts certain recognized advantages from an investment standpoint. Conversely, minimum size limits (in terms of corporate sales volume) are set for the various rankings, but the system provides for making exceptions where the score reflects an outstanding earnings-dividend record.

The final score for each stock is measures against a scoring matrix determined by analysis of the scores of a large and representative sample of stocks. The range of scores in the array of this sample has been aligned with the following ladder of rankings:


          A - ABOVE
          A + HIGHEST AVERAGE      B - LOWER
          A  HIGH                  B + AVERAGE   C   LOWEST
          B BELOW                  D IN AVERAGE REORGANIZATION


NR signifies no ranking because of insufficient data or because the stock is not amenable to the ranking process.

The positions as determined above may be modified in some instances by special considerations, such as natural disasters, massive strikes, and non-recurring accounting adjustments.

A ranking is not a forecast of future market price performance, but is basically an appraisal of past performance of earnings and dividends, and relative current standing. A high-score stock may at times be so overpriced as to justify its sale, while a low-score stock may be attractively priced for purchase. Rankings based upon earnings and dividend records are no substitute for complete analysis. They cannot take into account potential effects on management changes, internal company policies not yet fully reflected in the earnings and dividend record, public relations standing, recent competitive shifts, and a host of other factors that may be relevant to investment status and decision.

THESE RANKINGS MUST NOT BE USED AS MARKET RECOMMENDATIONS.

Rankings are published by Standard & Poor's Financial Information Services, which is independent of, and has no access to information obtained by Standard & Poor's Rating Services. Standard & Poor's Rating Services may from time to time obtain information of a confidential nature.

                              Defined
                              Asset FundsSM


SPONSORS:                          EQUITY INVESTOR FUND
Merrill Lynch,                     SELECT SERIES
Pierce, Fenner & Smith IncorporatedSTANDARD & POOR'S
Defined Asset Funds                INDUSTRY TURNAROUND PORTFOLIO
P.O. Box 9051                      SERIES 2
Princeton, NJ 08543-9051
(609) 282-8500
Smith Barney Inc.                  This Prospectus does not contain all of the
Unit Trust Department              information with respect to the investment
388 Greenwich Street--23rd Floor   company set forth in its registration
New York, NY 10013                 statement and exhibits relating thereto which
(212) 816-4000                     have been filed with the Securities and
PaineWebber Incorporated           Exchange Commission, Washington, D.C. under
1200 Harbor Boulevard              the Securities Act of 1933 and the Investment
Weehawken, NJ 07087                Company Act of 1940, and to which reference
(201) 902-3000                     is hereby made. Copies of filed material can
Dean Witter Reynolds Inc.          be obtained from the Public Reference Section
Two World Trade Center--59th Floor of the Commission, 450 Fifth Street, N.W.,
New York, NY 10048                 Washington, D.C. 20549 at prescribed rates.
(212) 392-2222                     The Commission also maintains a Web site that
TRUSTEE:                           contains information statements and other
The Bank of New York               information regarding registrants such as
P.O. Box 974                       Defined Asset Funds that file electronically
Wall Street Division               with the Commission at http://www.sec.gov.
New York, NY 10268-0974            ------------------------
1-800-221-7771                     No person is authorized to give any
                                   information or to make any representations
                                   with respect to this investment company not
                                   contained in its registration statement and
                                   related exhibits; and any information or
                                   representation not contained therein must not
                                   be relied upon as having been authorized.
                                   ------------------------
                                   When Units are no longer available, or for investors who will reinvest into subsequent series of Select Portfolios, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                                         70064--4/98

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


          Merrill Lynch, Pierce, Fenner & Smith Incorporated       8-7221
          Smith Barney Inc. ................................       8-8177
          PaineWebber Incorporated..........................      8-16267
          Dean Witter Reynolds Inc. ........................      8-14172


                          ----------------------------


B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:


          Merrill Lynch, Pierce, Fenner & Smith Incorporated     13-5674085
          Smith Barney Inc. ................................     13-1912900
          Dean Witter Reynolds Inc. ........................     94-0899825
          PaineWebber Incorporated .........................     13-2638166
          The Bank of New York, Trustee.....................     13-4941102


                                  UNDERTAKING

The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

               SERIES OF EQUITY INCOME FUND, EQUITY INVESTOR FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Equity Investor Fund, Focus Series Financial Portfolio......          333-32179
Equity Investor Fund, Standard & Poor's Industry Turnaround
Portfolio...................................................          333-39121
Equity Investor Fund, Select Ten Portfolio 1997 Series A....          333-15193
Equity Investor Fund, Select Growth Portfolio...............           33-51985
Defined Asset Funds Municipal Insured Series................           33-54565


                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

    The following exhibits:


1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A, 1933 Act File No. 333-05683.
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio, 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 333-00593).

                                   SIGNATURES


    The registrant hereby identifies the series numbers of Equity Income Fund, Equity Investor Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 3RD DAY OF APRIL, 1998.

                SIGNATURES APPEAR ON PAGE R-3, R-4, R-5 AND R-6.


    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.



     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466


     HERBERT M. ALLISON, JR.
     BARRY S. FREIDBERG
     EDWARD L. GOLDBERG
     STEPHEN L. HAMMERMAN
     JEROME P. KENNEY
     DAVID H. KOMANSKY
     DANIEL T. NAPOLI
     THOMAS H. PATRICK
     JOHN L. STEFFENS
     ROGER M. VASEY
     ARTHUR H. ZEIKEL


     By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              33-49753, 33-55073
                                                              and 333-10441


     JAMES DIMON
     DERYCK C. MAUGHAN


     By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279


     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON


     By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


     RICHARD M. DeMARTINI
     ROBERT J. DWYER
     CHRISTINE A. EDWARDS
     CHARLES A. FIUMEFREDDO
     JAMES F. HIGGINS
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     RICHARD F. POWERS III
     PHILIP J. PURCELL
     THOMAS C. SCHNEIDER
     WILLIAM B. SMITH
     By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)